

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

September 5, 2006

<u>Via Facsimile</u>

William D. Zollars
President and Chief Executive Officer
YRC Worldwide Inc.
10990 Roe Avenue
Overland Park, KS 66211

      RE: YRC Worldwide Inc.
              Form 10-K: For the Year Ended December 31, 2005
              Form 10-Q: For the Period Ended March 31, 2006
              File Number: 000-12255

Dear Mr. Zollars:

     We have completed our review of your Form 10-K and related filings, and at this time do not have further comments.

                       Sincerely,

                       Michael Fay
                       Accounting Branch Chief

cc: Donald G. Barger, Jr., Senior Vice President and Chief Financial Officer